Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Portage Biotech Inc. on Post-Effective Amendment No. 1 to Form F-1 (File No. 333-275229) of our report dated August 14, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Portage Biotech Inc. as of March 31, 2024 and 2023 and for each of the three years in the period ended March 31, 2024, appearing in the Annual Report on Form 20-F of Portage Biotech Inc. for the year ended March 31, 2024. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

August 22, 2024